1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

January 20, 2015

VIA EDGAR

Michelle C. Roberts

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Series Trust (“Registrant”)

File N. 333-201191; Form N-14 filed on EDGAR on December 22, 2014

Dear Ms. Roberts:

This letter responds to the comments to the Registrant’s Prospectus/Information Statement on Form N-14 (“Prospectus/Information Statement”) with respect to a reorganization in which a series of Seasons Series Trust (“Acquired Trust”), Cash Management Portfolio (“Acquired Portfolio”), will combine with a series of the Registrant, Cash Management Portfolio (“Acquiring Portfolio” and the “Reorganization”). These comments were provided to Philip T. Hinkle of Dechert LLP (“Dechert”) by telephone on January 13, 2015 by Ms. Roberts of the staff of the Securities and Exchange Commission (“SEC Staff”). Changes in disclosure resulting from accepted comments are reflected in a definitive copy of the Prospectus/Information Statement being filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended.1

General Comment

1.        SEC Staff Comment: For any document being incorporated by reference into the Prospectus/Information Statement and related Statement of Additional Information (“SAI”), please include the Post-Effective Amendment number and date such document was filed on EDGAR.

           Response: Registrant has incorporated this comment.

[1]	Terms not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Michelle C. Roberts January 20, 2015 Page 2

More Information About the Portfolio – Management of the Portfolio – Waivers and Reimbursements

2.           SEC Staff Comment: Please confirm whether the reference to the “Acquired Portfolio” and the “Acquiring Portfolio” in the first sentence of the fifth paragraph below the heading should be replaced with a reference to “SAAMCo.”

Response: Registrant revised this sentence to read as follows: “SAAMCo did not recoup amounts previously waived or reimbursed for either the Acquired Portfolio or the Acquiring Portfolio for the 2014 or 2013 fiscal years.”

3.           SEC Staff Comment: Please explain supplementally how SAAMCo derived the dollar value of the $140,875 amount to which SAAMCo would waive its right to recoup after the Reorganization.

Response: The $140,875 represents amounts previously waived or reimbursed by SAAMCo for the Acquired Portfolio for the period January 1, 2013 to July 31, 2014.

Accounting Comment

4.           SEC Staff Comment: Please confirm the amounts shown in the capitalization table starting on page 33. We note that amounts relating to the Acquiring Portfolio do not agree to the July 31, 2014 shareholder report and that the total net assets for the Acquired Fund do not agree to the Acquired Fund net assets as shown in the pro forma financial information in the SAI. Any revisions to the capitalization table amounts should be carried forward to the net asset amounts shown in the SAI.

Response: The amounts on the capitalization table for the Acquiring Portfolio have been updated to agree with the July 31, 2014 shareholder report. The amounts previously disclosed were the month end amounts and did not take into consideration any “as of” adjustments. This methodology was used to be consistent with the approach taken for the Acquired Portfolio which did not have financial or “as of” amounts available. All other amounts related to this comment have been updated.

5.           SEC Staff Comment: On page 5 of the pro forma financials in the SAI, in the paragraph preceding the table depicting the effects of the merger on the expenses of the combined fund, please revise the final clause of the first sentence to read “resulting in a $0.00 per share total expense decrease.”

Response: Registrant has incorporated this comment.

Part C

6.           SEC Staff Comment: A Power of Attorney specific to this filing should be filed in connection with the Reorganization.

Michelle C. Roberts January 20, 2015 Page 3

Response: Registrant will file a Power of Attorney specific to the Prospectus/Information Statement as an exhibit to a post-effective amendment on January 21, 2015.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (202) 261-3460 or Jon Rand of Dechert LLP at (212) 698-3634.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Nori L. Gabert

Louis O. Ducote

Jon S. Rand

EXHIBIT A

SUNAMERICA SERIES TRUST

1999 Avenue of the Stars, 27th Floor

Los Angeles, CA 90067

(800) 445-7862

January 20, 2015

VIA EDGAR

Michelle C. Roberts

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Series Trust (“Registrant”)

  File N. 333-201191; Form N-14 filed on EDGAR on December 22, 2014

In connection with the response being made on behalf of Registrant to comments you provided by telephone on January 13, 2015 with respect to the Registrant’s Prospectus/Information Statement on Form N-14 (“Prospectus/Information Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Prospectus/Information Statement;
—	Staff comments or changes to the disclosure in response to Staff comments will not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and
—	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Registrant also acknowledges that the Division of Enforcement has access to all information that Registrant provides to the Staff of the Division of Investment Management in connection with the Staff’s review of Registrants filing or any response to your comments to the filing.

Please do not hesitate to contact the undersigned at (713) 831-5165 if you have any questions concerning the foregoing.

Sincerely,

/s/ Nori L. Gabert

Nori L. Gabert

Vice President and Secretary

A-1